Software Service Agreement

This Software Service Agreement (the "Agreement" or "Software Service Agreement") states the terms and conditions that govern the contractual agreement between eBizware Inc. having his principal place of business at 5251 West 116th Place, Suite 200, Leawood, KS 66211, ("eBiz"), and Cool Creek Solutions LLC, (the "CCS") who agrees to be bound by this Agreement

WHEREAS, CCS requires software which can be utilized to interact with third party vendors (the "Software"), and eBiz has software to accomplish this interaction.

NOW, THEREFORE, In consideration of the mutual covenants and promises made by the parties to this Software Service Agreement, eBiz and CCS (individually, each a "Party" and collectively, the "Parties") covenant and agree as follows:

1. **eBIZ'S DUTIES**. CCS hereby engages eBiz and eBiz hereby agrees to be engaged by CCS to utilize the eBiz Software for commercial use.
   a. eBiz has developed the Software and it is ready for immediate implementation.
   b. eBiz shall provide CCS attention to answer any questions or assist solving any problems with regard to the operation of the Software.
   c. Except as expressly provided in this Software Service Agreement, CCS shall not be obligated under this Agreement to provide any other support or assistance to eBiz.

2. **DELIVERY** - The Software is ready for immediate usage.

3. **COMPENSATION**. In consideration for the Service, CCS shall pay the Company a flat fee of $3,750 per month for 24 months starting on September 20, 2014.

4. **INTELLECTUAL PROPERTY RIGHTS IN THE SOFTWARE**. The Parties acknowledge and agree that eBiz will hold all intellectual property rights in the Software including, but not limited to, copyright and trademark rights. The CCS agrees not to claim any such ownership in the Software's intellectual property at any time prior to or after the completion and delivery of the Software to the Client.

5. **CHANGE IN SPECIFICATIONS.** CCS may request that reasonable changes be made to the Specifications and tasks associated with implementation. If CCS requests such a change, eBiz will use its best efforts to implement the requested change at no additional expense to CCS and without delaying delivery of the Software. In the event that the proposed change will, in the sole discretion of the eBiz, require a delay or would result in additional expense to CCS, then CCS and eBiz shall confer and CCS may either withdraw the proposed change or require eBiz to deliver the Software with the proposed change and subject to the delay and/or additional expense. CCS agrees and acknowledges that the judgment as to if there will be any delay or additional expense shall be made solely by eBiz.

6. **CONFIDENTIALITY**. CCS shall not disclose to any third party the business of eBiz, details regarding the Software, including, without limitation any information regarding the Software's code, the Specifications, or eBiz's business (the "Confidential Information"), (ii) make copies of any Confidential Information or any content based on the concepts contained within the Confidential

Information for personal use or for distribution unless requested to do so by eBiz, or (iii) use Confidential Information other than solely for the benefit of eBiz.

7. **EBIZ WARRANTIES.** The EBiz represents and warrants to CCS the following:
   a. Delivery of the Software under this Agreement are not in violation of any other agreement that the eBiz has with another party.
   b. The Software will not violate the intellectual property rights of any other party.
   c. For a period of 24 months after the Delivery Date, the Software shall operate according to the Specifications. If the Software malfunctions or in any way does not operate according to the Specifications within that time, then eBiz shall take any reasonably necessary steps to fix the issue and ensure the Software operates according to the Specifications.
   d. **INDEMNIFICATION.** eBiz agrees to indemnify, defend, and protect CCS from and against all lawsuits and costs of every kind pertaining to the software including reasonable legal fees due to eBiz's infringement of the intellectual rights of any third party.

8. **NO MODIFICATION UNLESS IN WRITING.** No modification of this Agreement shall be valid unless in writing and agreed upon by both Parties.

9. **APPLICABLE LAW.** This Software Service Agreement and the interpretation of its terms shall be governed by and construed in accordance with the laws of the State of Kansas and subject to the exclusive jurisdiction of the federal and state courts located in Johnson County, Kansas.

IN WITNESS WHEREOF, each of the Parties has executed this Software Development Agreement, both Parties by its duly authorized officer, as of June 30, 2014.

Mark DeFoor
President & CEO
eBizware, Inc
7/5/2014

CCS 7/6/2014